

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2023

Michael Egholm, Ph.D.
President and Chief Executive Officer
STANDARD BIOTOOLS INC.
2 Tower Place, Suite 2000
South San Francisco, CA 94080

   Re: STANDARD BIOTOOLS INC.
     Registration Statement on Form S-4
     Filed November 13, 2023
     File No. 333-275533

Dear Michael Egholm:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jessica Ansart at 202-551-4511 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Industrial Applications and Services

cc: Matthew Gardella